Exhibit 99.2

RiT Technologies Ltd. and Subsidiaries
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Special Note Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms.

The forward-looking statements contained in the following sections reflect our views as of the date hereof about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012.

Any forward-looking statements contained in the following sections speak only as of the date hereof, and we caution readers not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained herein will prove to be accurate. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.

General

Introduction

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2013 and the related notes, and together with our audited consolidated financial statements for the year ended December 31, 2012 filed with the Commission as part of our Annual Report on Form 20-F for the year ended December 31, 2012. These financial statements have been prepared in accordance with U.S. GAAP.

Unless we have indicated otherwise or the context otherwise requires, references in the following sections to: (1) "we", "us", "our", "RiT", the "Registrant" or the "Company" are to RiT Technologies Ltd. and its wholly-owned subsidiaries; (2) "dollars" or "$" are to United States Dollars; (3) “NIS” are to New Israeli Shekels, the currency of the State of Israel; (4) "Commission" is to the United States Securities and Exchange Commission; (5) "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended; (6) “STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder; (7) "Invencom" are to Invencom Technologies Ltd. (formerly known as Quartz (Israel) Commerce & Investments Ltd.), an Israeli private company owned by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN; (8) "Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINSCOMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17,2012, August 6, 2012 and October 23, 2012; (9) "IIM" are to Intelligent Infrastructure Management; (10) "Enterprise" and "carrier"" relate to the sectors we formerly identified as "datacom" and "telecom," respectively, with our enterprise solutions also referred to as our IIM solutions; (11) “APAC” means Asia Pacific; (12) "R&D" are to research and development; and (13)“NGN” means Next Generation Networks.

Overview

We commenced operations in 1989. We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

RiT Technologies Ltd. and Subsidiaries

Financial Highlights for the Six Months Ended June 30, 2013

Sales: Sales for the six months ended June 30, 2013 totaled $4.9 million, a 16.7% increase compared with $4.2 million for the six months ended June 30, 2012. The increase was attributable primarily to increased sales in Latin America, Europe and Israel. During the first six months of 2012, we began our internal reorganization with the hiring of new senior management, including a new CEO, which adversely affected our sales in that period.

Cost of sales: Cost of sales as a percentage of revenues for the six months ended June 30, 2013 was 64.1%, compared to 71.5% for the same period in 2012. Our cost of sales percentage was higher during the first six months of 2012, as a result of lower sales during such period, with fixed costs remaining the same during the period. The increase in sales during the first six months of 2013 brought our cost of sales percentage closer to our historical cost of sales percentage.

Operating expenses: Operating expenses for the six months ended June 30, 2013 totaled $6.2 million, a decrease of 4.3% compared with $6.5 million for the same period in 2012. The decrease primarily resulted from the decrease in our sales and marketing expenses of $0.9 million during the six months ended June 30, 2013 as compared to the same period in 2012, attributable mainly to the closing of ineffective sales channels during the second half of fiscal 2012. This decrease was partially offset by an increase in research and development expenses of $0.6 million as compared to the same period in 2012 resulting from our continued investment in the development of our new products as well as an increase in stock compensation expense of $0.4 million as a result of the issuance of stock options to employees during the six months ended June 30, 2013.

Net loss: Net loss for the first six months of 2013 was $4.5 million, compared with $5.3 million for the first six months of 2012. The decrease in net loss was related primarily to the items described above.

Cash and cash equivalents: Our cash and cash equivalents decreased from $2.2 million as of December 31, 2012 to approximately $1.3 million as of June 30, 2013. As of June 30, 2013, we had drawn down, in the aggregate, a principal amount of approximately $22.9 million under the Convertible Loan Agreement, all of which has been converted into ordinary shares. As of June 30, 2013, we could borrow up to an additional $12.1 million from STINS COMAN under the Convertible Loan Agreement.

Shareholders’ equity: Our shareholders’ equity increased from approximately $2.3 million as of December 31, 2012 to approximately $5.0 million as of June 30, 2013 as a result of the conversion by STINS COMAN of approximately $6.5 million of the Convertible Loan into ordinary shares in accordance with the Convertible Loan, partially offset by the losses recorded during the first six months of 2013.

Recent Developments

On each of July 29, 2013, August 5, 2013 August 12, 2013 and August 22, 2013, we drew down $500,000 under the Convertible Loan. Accordingly, as of the date hereof, the total outstanding principal amount under the Convertible Loan is $2.0 million. As of August 29, 2013, we have the right to draw an additional $10.1 million under the Convertible Loan Agreement until December 31, 2015.

On June 18, 2013, we announced that we entered into a Share Purchase Agreement with STINS COMAN, under which STINS COMAN converted an outstanding loan under the Convertible Loan in the amount of approximately $2.0 million into 449,738 of our ordinary shares at an average price of $4.46 per share. The share issuance for such conversion took place on June 27, 2013.

On June 17, 2013, we held our 2013 annual meeting of our shareholders. All of the proposed resolutions, including, (1) the reelection of Sergey Anisimov, Boris Granovsky and Roman Govarov as directors, (2) the reelection of Israel Frieder as an external director, (3) the reappointment of KPMG Somekh Chaikin as our independent auditor, (4) the terms of procurement of the liability insurance policy covering our directors and officers; (5) an increase of the number of our authorized ordinary shares from 10 million to 50 million, (6) a grant of options to purchase up to 115,000 of our ordinary shares to our CEO, (7) a representative agreement with a company affiliated with STINS COMAN, (8) terms and framework of compensation to an employee who is related to our controlling shareholder, and (9) a compensation policy for our directors and officers in accordance with the requirements of the Israeli Companies Law, were approved by the shareholders.

RiT Technologies Ltd. and Subsidiaries

On May 21, 2013, we reported that we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, whereby we may offer and sell, from time to time, through Maxim Group, ordinary shares having an aggregate offering price of up to $5.0 million. As of July 31, 2013, we have sold 16,028 ordinary shares pursuant to such agreement and received gross proceeds of approximately $58,000.

On May 17, 2013, we announced our unaudited financial results for the first quarter of 2013.

On April 30, 2013, we announced that we will unveil Beamcaster at INTEROP Las Vegas 2013. The introduction of Beamcaster at that convention marks the launch of our marketing activities of this new product line.

Critical Accounting Policies

A comprehensive discussion of our critical accounting estimates and assumptions is included in the “Operating and Financial Review and Prospects” section in our Annual Report on Form 20-F for the year ended December 31, 2012.

Results of Operations

Comparison of Six Months Ended June 30, 2013 and 2012

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	Six Months Ended June 30,
	2013		2012
Sales	$4,904	100.0%	$4,201	100.0%
Cost of sales	3,144	64.1%	3,002	71.5%
Gross profit	1,760	35.9%	1,199	28.5%
Operating expenses
Research and development, net	2,389	48.7%	1,755	41.8%
Sales and marketing, net	2,212	45.1%	3,108	74.0%
General and administrative	1,578	32.2%	1,591	37.9%

Total operating expenses	6,179	126.0%	6,454	153.6%

Operating loss	(4,419)	(90.1)%	(5,255)	(125.1)%
Financing loss, net	(57)	(1.2)%	(70)	(1.7)%
Loss before income tax expense	(4,476)	(91.3)%	(5,325)	(126.8)%
Taxes on income	-		-
Net loss	$(4,476)	(91.3)%	$(5,325)	(126.8)%

Sales.  Sales consist of gross sales of products less discounts. For additional details regarding the manner in which we recognize revenues, see the discussion under “Critical Accounting Policies - Revenue Recognition” in our Annual Report on Form 20-F for the year ended December 31, 2012.

Primarily all of our revenues in the first six months of 2013 and 2012 were from sales of enterprise solutions. The following table provides a breakdown of our revenues (including maintenance and services revenues) by geographical area (based on location of customers) and relative percentages of our total revenue during the periods indicated (U.S. dollars in thousands):

	Six Months Ended June 30,
	2013		2012
United States	$50	1%	$35	1%
Europe	1,730	35%	1,562	37%
Israel	1,285	26%	1,130	27%
Latin America	461	10%	188	5%
Asia Pacific	1,152	23%	1,199	28%
Rest of the World	226	5%	87	2%
Total	$4,904	100%	$4,201	100%
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RiT Technologies Ltd. and Subsidiaries

Sales increased to approximately $4.9 million in the first six months of 2013, a 16.7% increase compared with $4.2 million for the first six months of 2012. The increase was attributable primarily to increased sales in Latin America, Europe and Israel. During the first six months of 2012, we began our internal reorganization with the hiring of new senior management, including a new CEO, which adversely affected our revenues in that period.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-downs of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $3.1 million in the first six months of 2013 and $3.0 million in the first six months of 2012. Cost of sales as a percentage of sales was 64.1% in the first six months of 2013 compared to 71.5% for the first six months of 2012. Our Cost of sales percentage was higher during the first six months of 2012, as a result of lower sales during such period, with fixed costs remaining the same during the period. The increase in sales during the first six months of 2013 brought our cost of sales percentage closer to our historical cost of sales percentage.

Gross Profit. Gross profit increased from 28.5% in the first six months of 2012 to 35.9% in the first six months of 2013, mainly due to the increase in sales during the period, as described above.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Six Months Ended June 30,
	2013	2012	2013 vs. 2012
	(Dollars in thousands)
Research and development, net	$2,389	$1,755		36.1%
Sales and marketing	2,212	3,108		(28.8)%
General and administrative	1,578	1,591	(0.8	) %
Total	$6,179	$6,454		(4.3)%

Research and Development Expenses. R&D expenses consist primarily of compensation costs attributable to employees engaged in ongoing R&D activities, development-related raw materials and sub-contractors, and other related costs. We expect to invest significant amounts in the continued development of our products in the coming years.

R&D expenses were approximately $2.4 million in the first six months of 2013 compared with $1.8 million in the first six months of 2012. As a percentage of sales, R&D expenses increased to 48.7% in the first six months of 2013 from 41.8% in the first six months of 2012, resulting mainly from our continued investment in the development of new products as well as an increase in stock compensation expense of $0.4 million during the period as a result of the issuance of stock options to employees.

During the six months ended June 30, 2013 and 2012 we received $73,000 and $0, respectively, in grants from the Israeli Office of the Chief Scientist.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $2.2 million in the first six months of 2013 compared with approximately $3.1 million in the first six months of 2012, a decrease of $0.9 million. This decrease was primarily attributable to the closing of certain ineffective sales channels during the second half of fiscal 2012 and the resulting decrease in costs.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

RiT Technologies Ltd. and Subsidiaries

General and administrative expenses were approximately $1.6 million in both the first six months of 2013 and 2012.

Financing Loss, Net. Financing loss, net was approximately $57,000 in the first six months of 2013 compared with approximately $70,000 in the first six months of 2012.

Net loss. Net loss for the first six months of 2013 was approximately $4.5 million, a decrease of 15.9% compared with a net loss of approximately $5.3 million in the first six months of 2012. The decrease in net loss was a result of the factors described above.

 Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated from operations, R&D and marketing grants from the Government of Israel, short-term bank borrowing and loans from our major shareholder, STINS COMAN, including the conversion thereof into our ordinary shares.

As described below in more detail, as of August 29, 2013, we have the right to draw an additional $10.1 million under the Convertible Loan Agreement until December 31, 2015.

Principal Financing Activities

Our principal financing activities during the past four years were:

•
In June 2009, we entered into the Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of, initially, up to $10 million (the "Maximum Amount") at an annual interest rate of 2.47%. The Convertible Loan Agreement, including the Maximum Amount, has been amended several times. Currently, the Maximum Amount is set at $35 million and the period during which we may call and receive any portion of the loan not already used is scheduled to expire on December 31, 2015 (the "Term"). Under the Convertible Loan Agreement, as amended, we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request. As of August 29, 2013, we had drawn approximately $24.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments, such that we still have available withdrawals of up to $10.1 million.

Part of the outstanding loans from STINS COMAN have been converted into our ordinary shares as follows: (1) in May 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (2) in September 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share, (3) in March 2011, approximately $1.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share, (4) in June 2011, approximately $1.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 177,006 of our ordinary shares, reflecting an average conversion price of $5.680 per share, (5) in December 2011, approximately $3.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share, (6) in June 2012, approximately $4.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share, (7) in December 2012, approximately $3.8 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.42 per share, (8) in March 2013, approximately $4.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share, and (9) in June 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share.  On each of July 29, 2013, August 5, 2013, August 12 and August 22, 2013, we drew down an additional $500,000 under the Convertible Loan, such that $2.0 million of principal amount is currently outstanding under the Convertible Loan.   See “Related Party Transactions” included in our Annual Report on Form 20-F for the year ended December 31, 2012.

RiT Technologies Ltd. and Subsidiaries

Working Capital and Cash Flows

On June 30, 2013, we had cash and cash equivalents of approximately $1.3 million, compared with $2.2 million on December 31, 2012.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the six months ended June 30, 2013 and 2012 (dollars in thousands):

	2013	2012
Net cash used in operating activities	$(4,131)	$(4,628)
Net cash used in investing activities	(67)	(230)
Net cash provided by financing activities	3,329	5,482

Net cash used for operating activities was $4.1 million in the first six months of 2013 compared to $4.6 million in the first six months of 2012. Net cash used for operating activities decreased in the first six months of 2013 primarily as a result of a decrease in net loss during the period and an increase in our trade payables, partially offset by an increase in our trade receivables and decrease in other payables and accrued expenses as compared to the first six months of 2012.

Net cash used in investing activities was $67,000 in the first six months of 2013 and $230,000 in the first six months of 2012. Our principal investing activity in both periods was the purchase of property and equipment.

Net cash provided by financing activities was $3.3 million in the first six months of 2013 and $5.5 million in the first six months of 2012. The decrease is primarily a result of a decrease in loan proceeds from the Convertible Loan.

       Our contractual and contingent obligations and commitments as of June 30, 2013, primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. See Note 5 to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2012 and “Tabular Disclosure of Contractual Obligations” in our Annual Report on Form 20-F for the year ended December 31, 2012.

 Principal Capital Expenditure and Divestitures

During the six months ended June 30, 2013 and 2012, our capital expenditures totaled approximately $0.1 million and $0.2 million, respectively, all of which was used for the purchase of machinery, computers and research and development equipment. Other than similar future capital expenditures consistent with the amounts described above, we have no significant capital expenditures in progress.

                We did not make any significant divestitures in the past three years.

Outlook

We believe that our cash and cash equivalents, together with cash generated from operations, as well as the availability of additional loans of up to approximately $10.1 million as of August 29, 2013 from STINS COMAN pursuant to the Convertible Loan Agreement, will be sufficient to finance our operations for at least the next 12 months.  Subject to the terms of the Convertible Loan Agreement we are permitted to draw down any remaining principal amount outstanding under the agreement. However, STINS COMAN'S ability to convert any such principal amounts (and accrued interest) into our ordinary shares may be limited since, under Israeli law, if as a result of an acquisition of securities the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares (as discussed in "Description of Securities – Memorandum and Articles of Association – Anti-Takeover Provisions; Mergers and Acquisitions" in our Annual Report on Form 20-F for the year ended December 31, 2012). As a result of such limitation, our ability to use such conversions of debt to improve our shareholders’ equity may be restricted, which may adversely affect our financial condition and financial results as well as our ability to satisfy the NASDAQ Capital Market's shareholders’ equity requirements and may require us to seek alternative sources of financing, the availability of which cannot be assured.

We cannot assure you that our actual cash requirements will not be greater than we currently expect, if circumstances change during 2013. In addition, we may need to raise additional funds during 2013 to support the execution of our long-term growth strategy described herein. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy would be materially adversely affected.

Although our IIM business has shown growth in recent quarters, we believe that the future growth of the Company will be driven by our indoor optical wireless technology solutions. We continue to actively explore opportunities with respect to our IIM business, including joint ventures and strategic alliances, licensing and distribution arrangements, and potential divestitures, sales and acquisitions.